UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

Commission file number: 1-36313

TIMKENSTEEL CORPORATION
VOLUNTARY INVESTMENT
PENSION PLAN
(Full title of the Plan)

TIMKENSTEEL CORPORATION
1835 Dueber Avenue SW, Canton, OH 44706
(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

TimkenSteel Corporation Voluntary Investment Pension Plan

Financial Statements and Supplemental Schedule

December 31, 2019 and 2018, and Year Ended December 31, 2019

PAGE
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	18

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants and the Administrative Committee of the TimkenSteel Corporation Voluntary Investment Pension Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the TimkenSteel Corporation Voluntary Investment Pension Plan or (“Plan”) as of December 31, 2019 and 2018 and the related statement of changes in net assets available for benefits for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

We have served as the Plan’s auditor since 2018.

Cleveland, Ohio

June 18, 2020

TimkenSteel Corporation Voluntary Investment Pension Plan

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets:
Investments, at fair value (note 4)	$141,167,209	$—
Plan interest in The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans (note 3)	—	124,292,839
Total investments	141,167,209	124,292,839
Receivables:
Contributions receivable from TimkenSteel Corporation	38,834	58,711
Notes receivable from participants	3,366,085	3,227,463
Total receivables	3,404,919	3,286,174
Cash – noninterest bearing	633	—
Total assets	144,572,761	127,579,013

Liabilities	—	—

Net assets available for benefits	$144,572,761	$127,579,013

See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Voluntary Investment Pension Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019

Additions:
Interest income from notes receivable from participants	$190,839
Investment income:
Net appreciation in fair value of investments	10,281,791
Interest and dividends	1,376,667
Net investment gain from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	13,186,421
Total investment income	24,844,879
Contributions:
Participants	4,889,478
TimkenSteel Corporation	446,386
Participant rollovers	86,322
Total contributions	5,422,186
Total additions	30,457,904

Deductions:
Benefits paid directly to participants	13,447,655
Administrative expenses	11,329
Total deductions	13,458,984

Net increase prior to transfers	16,998,920

Transfers between plans	(5,172)

Total changes in net assets	16,993,748

Net assets available for benefits:
Beginning of year	127,579,013
End of year	$144,572,761

See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Voluntary Investment Pension Plan

Notes to Financial Statements

December 31, 2019 and 2018, and Year Ended December 31, 2019

1. Description of the Plan

The following description of the TimkenSteel Corporation Voluntary Investment Pension Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan was established effective June 30, 2014 in connection with the spinoff (spinoff) of TimkenSteel Corporation (the Company) from The Timken Company (Timken). In the spinoff, Timken transferred certain assets and liabilities relating to TimkenSteel Corporation employees and retirees to the Plan. Great West Trust Company, LLC was the trustee of the Plan as of December 31, 2018 and for the period January 1, 2019 to September 30, 2019 and Bank of America, N.A. was the trustee as of December 31, 2019 and for the period October 1, 2019 to December 31, 2019 (Trustees). The assets of the Plan were held in The Master Trust Agreement for the TimkenSteel Corporation Defined Contribution Plan (The Master Trust), which was established for the investment of assets of the Plan and the three other defined contribution plans sponsored by the Company until October 1, 2019 with the transfer of assets to individual trusts for each defined contribution plan. The Plan is subject to certain terms and conditions set forth in the CBA with the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, passed December 2017 effective until January 1, 2021 (the Union). The Plans are no longer held in a Master Trust effective October 1, 2019.

General

The Plan is a defined contribution plan covering all full-time hourly employees of TimkenSteel Corporation (the Company and Plan Administrator) who are represented by the Union. Employees of the Company become eligible to participate in the Plan beginning the first month following completion of a 120 working day probationary period, provided that health care benefits have become effective. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

TimkenSteel Corporation Voluntary Investment Pension Plan

Notes to Financial Statements (continued)

Contributions

Under the provisions of the Plan, participants may contribute any whole percentage of their gross earnings, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, except Roth rollovers. Upon enrollment, a participant may direct their contribution in 1% increments to any of the Plan’s fund options. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunication system and through the Internet.

Effective January 1, 2018, the Plan was amended and restated. As part of this restatement, for each plan year through the plan year ending December 31, 2021, the Company will make a contribution of $500 to each participant who, as of December 31 of the preceding plan year, was an employee hired after 2009.

Effective July 1, 2018, the Plan provides for a quarterly "Core Contribution" by the Company for those employees hired after 2009 who have elected the Core Contribution instead of their current benefits. Electing participants who are a participant on the first day of such calendar quarter will receive the Core Contribution. The contribution is based on the participant's full years of service and age as of December 31 of the previous calendar year. Core Contribution amounts range from 2.0% to 5.0% of the participants eligible compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on participant’s account balances (as defined in the Plan). Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may hold shares in the Timken Company Stock Fund however, no new shares can be purchased.

TimkenSteel Corporation Voluntary Investment Pension Plan

Notes to Financial Statements (continued)

Vesting

Participants are immediately vested in their contributions and any rollovers plus actual earnings thereon. Participants vest in the Core Contributions and Post-2009 Company Contributions after the completion of three years of service.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed four years. The loans are secured by the balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate the month the loan was granted, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions or direct payments from participants.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the balance of their account or elect to receive installment payments of their assets over a period of time not to exceed their life expectancy, or transfer their account balance to another qualified plan. If a participant’s account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70½ after which time the lump-sum or installment distribution options would apply. Participants having a vested account balance less than $1,000 receive a lump-sum amount equal to their vested account balance.

Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS.

Forfeitures

Under the provisions of the Plan, if a participant leaves the Company with less than three years of Continuous Service, all Core Contributions and any earnings thereon are forfeited and used to fund other Company Contributions for eligible associates. Forfeiture balances as of December 31, 2019 and 2018 were $2,837 and $11,489, respectively. During 2019, Company contributions were reduced by $15,124 from forfeited nonvested accounts.

TimkenSteel Corporation Voluntary Investment Pension Plan

Notes to Financial Statements (continued)

Plan Transfers

Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company, may be eligible to transfer account balances between plans. Transfers between the plans are subject to approval by the Plan Administrator.

Plan Termination

The Plan shall continue in full force and effect until January 1, 2022, and for yearly periods thereafter unless either the Company or the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union shall notify the other party in writing within 60 days before the termination date of the 401(k) Agreement that they desire to terminate the agreement.

The Plan may generally be amended by mutual consent of the Company and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account. Participants may elect to have dividends in TimkenSteel Corporation ESOP Stock Fund distributed to them in cash rather than automatically reinvested in TimkenSteel common shares.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

TimkenSteel Corporation Voluntary Investment Pension Plan

Notes to Financial Statements (continued)

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Investment Committee determines the Plan's valuation policies. See Note 4 for discussion of fair value measurements.

The Plan's Trustee maintains common collective trust funds and a collective investment trust of common shares of TimkenSteel Corporation and a collective investment trust of common shares of the Timken Company, in which the Company’s defined contribution plans participate on a unit basis. Participation units in TimkenSteel Corporation ESOP Stock Fund and Timken Company Stock Fund are valued at net asset value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when received. Net investment gain from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans from January 1, 2019 through September 30, 2019 and net appreciation of fair value of investments from October 1, 2019 through December 31, 2019 includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid by the Company and are therefore excluded from these financial statements. Investment-related expenses are included in net investment gain from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans from January 1, 2019 through September 30, 2019 and net appreciation of fair value of investments from October 1, 2019 through December 31, 2019. Fees for the administration of notes receivable from participants are included in administrative expenses and charged directly to the participant's account.

TimkenSteel Corporation Voluntary Investment Pension Plan

Notes to Financial Statements (continued)

Notes Receivable from Participants

Notes receivable from participants represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on participants' notes receivable is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

New Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting.  The amendments in this update require that a Plan’s interest in a master trust and any change in that interest be presented in a separate line item in the statement of net assets and in the statement of net assets available for plan benefits.  The amendments in the ASU also require all plans to disclose (1) their master trust’s other asset and liability balances and (2) the dollar amount of the plan’s interest in each of those balances. The amendments in the ASU are effective for fiscal years beginning after December 15, 2018. The Plan adopted ASU 2017-06 on January 1, 2019 and applied retrospectively to all periods presented.

In August 2018 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 improves the disclosure requirements for fair value measurements. The amendment is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Plan is currently evaluating the impact on the net assets available for plan benefits.

Evaluation of Subsequent Events

The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2019, through the date the financial statements were available to be issued, for possible recognition or disclosure in those financial statements. Refer to Note 8 for disclosure of subsequent events.

TimkenSteel Corporation Voluntary Investment Pension Plan

Notes to Financial Statements (continued)

3. Interest in The Master Trust

As of December 31, 2018, and for the period January 1, 2019 to September 30, 2019 the plan's investments were in the Master Trust, which was established for the investment of assets of the plan and several other TimkenSteel sponsored retirement plans. Each participating retirement plan had a divided interest in the Master Trust. The assets of the Master Trust were held by Great West Trust Company, LLC (Trustee).

Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust was based on account balances of the participants and their elected investment funds. The Master Trust assets were allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

The following table presents the investments of the Master Trust as of December 31, 2018:

	Master Trust Balances	Plan’s Interest in Master Trust Balances
Investments, at Fair Value:
Company ESOP Fund and Timken Company Stock Fund	$30,946,364	$19,505,886
Registered Investment Companies	188,067,284	48,142,816
Common Collective Trust Funds	164,778,315	56,644,137

Net Assets of Master Trust	$383,791,963	$124,292,839

The net investment gain of the Master Trust for the period January 1, 2019 to September 30, 2019 is summarized as follows:

Net appreciation in fair value of investments	$44,428,727
Interest and dividend income	1,076,849
Investment gain before expenses	45,505,576
Investment manager and administrative expenses	(167,175)
Total	$45,338,401

TimkenSteel Corporation Voluntary Investment Pension Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification (ASC) 820 are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

• quoted prices for similar assets or liabilities in active markets;

• quoted prices for identical or similar assets or liabilities in inactive markets;

• inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

TimkenSteel Corporation Voluntary Investment Pension Plan

Notes to Financial Statements (continued)

The following table sets forth by level, within the fair value hierarchy, the plan’s assets at fair value as of December 31, 2019.

	Assets at Fair Value as of December 31, 2019
	Total	Level 1	Level 2	Level 3
Assets:
Money Market Fund	$14,305	$14,305	$—	$—
Registered Investment Companies	58,703,121	58,703,121
Total assets in the fair value hierarchy	58,717,426	58,717,426	—	—
Investments measured at net asset value (a)	82,449,783	—	—	—
Investments at fair value	$141,167,209	$—	$—	$—

The following table sets forth by level, within the fair value hierarchy, the plan’s assets of the Master Trust at fair value as of December 31, 2018:

	Assets at Fair Value as of December 31, 2018
	Total	Level 1	Level 2	Level 3
Assets:
Registered Investment Companies	$188,067,284	$188,067,284	$—	$—
Total assets in the fair value hierarchy	188,067,284	188,067,284	—	—
Investments measured at net asset value (a)	195,724,679	—	—	—
Total Assets of Master Trust	$383,791,963	$—	$—	$—

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Following is a description of the valuation methodologies used for assets measured at fair value.

Money market fund is valued at the daily closing price as reported by the fund. The money market fund is an open-end mutual fund that is registered with the Securities and Exchange Commission. This fund is required to publish its daily net asset value (NAV) and to transact at that price. The money market fund is deemed to be actively traded.

Registered investment companies are valued at the daily closing price as reported by the fund. The funds held by the Plan are open-ended funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The funds held by the Plan are deemed to be actively traded.

TimkenSteel Corporation Voluntary Investment Pension Plan

Notes to Financial Statements (continued)

Following is a description of the valuation methodologies used for assets measured at net asset value.

Common Collective Trust Funds are valued based on the NAV of units of the common collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following table summarize investments measured at fair value based on net asset value (NAVs) per share as of December 31, 2019:

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMCB Core Bond Fd CL Investment	$8,313,125	(a)	Daily	Trade Day
JPMCB Equity Index Fd CL Investment	31,881,687	Not applicable	Daily	Trade Day
State Street Small Cap Index	4,987,233	Not applicable	Daily	Trade Day
Western Asset Core Plus R1	332,483	Not applicable	Daily	Trade Day
Wells Fargo Stable Value Fund – W	16,878,014	Not applicable	Daily	Trade Day
TimkenSteel Corporation ESOP Fund	11,220,034	Not applicable	Daily	Trade Day
Timken Company Stock Fund	8,837,207	Not applicable	Daily	Trade Day
Total	$82,449,783
(a) There were unfunded commitments of approximately $790,000 held within the fund at year-end.

(a) There were unfunded commitments of approximately $790,000 held within the fund at year-end.

The following table summarizes investments of the Master Trust measured at fair value based on net asset value (NAVs) per share as of December 31, 2018:

TimkenSteel Corporation Voluntary Investment Pension Plan

Notes to Financial Statements (continued)

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan Core Bond Fund	$32,993,095	Not applicable	Daily	Trade Day
JPMCB Equity Index - CF	73,029,533	Not applicable	Daily	Trade Day
SSgA Russell Small Cap Index NL-A	17,845,940	Not applicable	Daily	Trade Day
Western Asset Core Plus Bond R1	500,733	Not applicable	Daily	Trade Day
Wells Fargo Stable Value Funds E & W	40,409,014	Not applicable	Daily	Trade Day
TimkenSteel Corporation ESOP Fund	23,977,870	Not applicable	Daily	Trade Day
Timken Company Stock Fund	6,968,494	Not applicable	Daily	Trade Day
Total	$195,724,679

Investments held by the Plan as of December 31, 2019 and 2018 included the following:

The JPMCB Core Bond Fd CL includes investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate and long-term debt securities. The fair value of the investments in this fund has been determined using the net asset value per share.

The JPMCB Equity Index - CL includes investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair value of the investments in this fund has been determined using the net asset value per share.

The State Street Small Cap Index includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this fund has been determined using the net asset value per share.

The Western Asset Core Plus R1 seeks to maximize total return from a high-quality, U.S. domestic core fixed-income portfolio that can be enhanced by allocations to sectors such as high-yield, non-U.S. emerging market debt. The fair value of the investments in these funds has been determined using the net asset value per share.

The Wells Fargo Stable Value Fund W is a collective investment fund that actively manages a diversified portfolio of investment contracts, and the associated portfolio of underlying assets. An investment by a plan in this fund results in the issuance of a given number of participation interests (Units) in the fund for the Plan's account. The fair value of the investments in this fund has been determined using the net asset value per share.

TimkenSteel Corporation Voluntary Investment Pension Plan

Notes to Financial Statements (continued)

The TimkenSteel Corporation ESOP Fund is a collective investment fund that holds TimkenSteel Corporation common stock and money market funds to provide liquidity for daily accounts. The TimkenSteel Corporation ESOP Fund consists of assets from the following sources: employee contributions (including certain rollovers), employee loan repayments, exchanges into the fund from other investment options, Company contributions (vested and unvested), earnings and dividends.  The fair value of the participation units of this fund have been determined using the net asset value per share. Transactions within this fund are considered related party transactions of the Plan.

The Timken Company Stock Fund is a collective investment fund that holds Timken Company common stock and money market funds to provide liquidity for daily accounts. The Timken Company Stock Fund consists of assets from the following sources: employee contributions (including certain rollovers), employee loan repayments, exchanges into the fund from other investment options, Company contributions (vested and unvested), earnings and dividends. The fair value of the participation units of this fund have been determined using the net asset value per share. Transactions within this fund are considered related party transactions of the Plan.

5. Related-Party Transactions

Related-party transactions include investments in the TimkenSteel Corporation ESOP Fund and the Timken Company Stock Fund. Transactions involving these investments are allowable party-in-interest transactions under ERISA.

The following is a summary of transactions in the TimkenSteel Corporation ESOP Fund and the Timken Company Stock Fund with the Plan for the year ended December 31, 2019:

Purchased and transferred in	$22,314,595
Sold and transferred out	$24,385,376

Purchases and benefits paid to participants include TimkenSteel Corporation common shares valued at quoted market prices at the date of purchase or distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered were based on customary and reasonable rates for such services. In addition, the Plan has arrangements with various service providers and these arrangements qualify as party-in-interest transactions.

TimkenSteel Corporation Voluntary Investment Pension Plan

Notes to Financial Statements (continued)

6. Income Tax Status

The IRS has determined and informed the Plan Administrator, by a letter dated April 13, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since then, but the Plan Administrator and the Plan's legal counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Subsequent Event

In March 2020, the World Health Organization declared the outbreak of novel coronavirus disease (“COVID-19”) as a pandemic. As a result of the spread of the COVID-19 coronavirus, economic uncertainties have arisen which are likely to negatively impact investment income and other plan transactions. As of March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) that included numerous employee benefit plan provisions to assist plan sponsors and participants. The Plan had adopted certain provisions related to the CARES Act. Other financial impacts could occur though such potential impact is unknown at this time.

TimkenSteel Corporation Voluntary Investment Pension Plan

EIN #46-4024951       Plan #004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2019

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest Collateral, Par, or Maturity Value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)
	BLF Federal Fund	Money Market Fund	**	$ 14,305

	American EuroPacific Growth - R6	Registered Investment Company	**	5,752,012
	American Washington	Registered Investment Company	**	5,202,894
	American Beacon Small Cap Value	Registered Investment Company	**	2,507,940
	Vanguard Incm Instl Target Retirement	Registered Investment Company	**	1,037,618
	Vanguard 2015 Instl Target Retirement	Registered Investment Company	**	2,918,137
	Vanguard 2020 Instl Target Retirement	Registered Investment Company	**	3,798,197
	Vanguard 2025 Instl Target Retirement	Registered Investment Company	**	7,865,063
	Vanguard 2030 Instl Target Retirement	Registered Investment Company	**	2,236,794
	Vanguard 2035 Instl Target Retirement	Registered Investment Company	**	4,999,326
	Vanguard 2040 Instl Target Retirement	Registered Investment Company	**	794,949
	Vanguard 2045 Instl Target Retirement	Registered Investment Company	**	3,795,140
	Vanguard 2050 Instl Target Retirement	Registered Investment Company	**	964,199
	Vanguard 2055 Instl Target Retirement	Registered Investment Company	**	365,438
	Vanguard 2060 Instl Target Retirement	Registered Investment Company	**	168,785
	Vanguard 2065 Instl Target Retirement	Registered Investment Company	**	95,728
	T Rowe Price Instl LG CL Instl	Registered Investment Company	**	14,138,898
	Wells Fargo Small Company R6	Registered Investment Company	**	2,062,003
				58,703,121

	State Street Small Cap Index	Common/Collective Trusts	**	4,987,233
	JPMCB Core Bond Fd CL Investment	Common/Collective Trusts	**	8,313,125
	JPMCB Equity Index Fd CL Investment	Common/Collective Trusts	**	31,881,687
	Western Asset Core Plus R1	Common/Collective Trusts	**	332,483
	Wells Fargo Stable Value Fund – W	Common/Collective Trusts	**	16,878,014
				62,392,542

*	TimkenSteel Corporation ESOP Stock Fund	Common Stock	**	11,220,034
*	The Timken Company Stock Fund	Common Stock	**	8,837,207
				20,057,241
				141,167,209
		Interest rates ranging from 4.25% -
*	Notes receivable from participants	6.50% with various maturity dates	-0-	3,366,085

	Total			$ 144,533,294

*Indicates party-in-interest to the Plan.

**Costs have been omitted due to participant-directed transactions under an individual account plan.

TimkenSteel Corporation Voluntary Investment Pension Plan

Index to Exhibits

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMKENSTEEL CORPORATION
VOLUNTARY INVESTMENT PENSION PLAN

Date:	June 18 ,2020	/s/ Kristopher R.Westbrooks
Kristopher R. Westbrooks Executive Vice President, Chief Financial Officer TimkenSteel Corporation